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                                                                  EXHIBIT (A)(9)


FOR IMMEDIATE RELEASE              CONTACT:   Edward Gallup, Steve Ramsey or
                                              Connie Vinson
                                              770-441-2051



Immucor, Inc. Commences Cash Tender Offer For All Outstanding Shares of Gamma
                              Biologicals, Inc.



NORCROSS, GA - SEPTEMBER 25, 1998 - Immucor, Inc. (NASDAQ: BLUD), a leading provider of blood bank reagents and related products, announced today that Gamma Acquisition Corporation, an Immucor subsidiary, has commenced a cash tender offer for all outstanding shares of the common stock of Gamma Biologicals, Inc. (AMEX: GBL) at $5.40 per share.

The offer is being made pursuant to the previously announced merger agreement among Immucor and Gamma Biologicals. The offer is conditioned upon, among other things, the tender of 67% of the outstanding shares of Gamma Biologicals and satisfaction of customary closing conditions.

The tender offer and withdrawal rights are scheduled to expire at midnight, Eastern Time, on Friday, October 23, 1998, unless extended pursuant to the merger agreement.

TM Capital Corp. is acting as the Dealer Manager and Beacon Hill Partners, Inc. is acting as the Information Agent in connection with the offer. The information filed with the Securities and Exchange Commission in connection with the tender offer may be obtained by calling Beacon Hill at (800) 755-5001.

Immucor, Inc., founded in 1982, manufactures and sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Immucor markets a complete family of automated instrumentation for all of our market segments. Immucor's fiscal 1998 revenues were approximately $40 million.

For more information on Immucor, please visit our website at www.immucor.com.


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